Exhibit 99.1

CollPlant Biotechnologies Reports Year End Financial Results for Fiscal Year 2020

●	Revenues increased by 165% from $2.3 million to $6.1 million

●	$103 M-plus strategic agreement entered into with Allergan Aesthetics, an AbbVie company, for rhCollagen to be used in dermal and soft tissue filler products

●	Strong balance sheet with $49 M cash position, as of March 2021

Rehovot, Israel March 26, 2021, CollPlant (NASDAQ:CLGN), a regenerative and aesthetic medicine company, today announced financial results for the full year ended December 31, 2020 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-GAAP Measures” below.
3D Bioprinted breast implants produced by CollPlant and currently used in preclinical studies

“2020 and the beginning of 2021 were transformational for CollPlant as we continued to grow and strengthen our position in the global market with our regenerative rhCollagen-based technologies in both 3D printing and medical aesthetics,” stated Yehiel Tal, Chief Executive Officer of CollPlant.

“We entered into a new development and commercialization agreement with Allergan Aesthetics, an AbbVie company, which came with substantial upfront and future milestone payments. Through this high-value collaboration, we are creating a paradigm shift in the medical aesthetics field by providing next-generation regenerative products with long lasting results.”

“Our rhCollagen and BioInks are used today in the development of a broad range of 3D bioprinting applications conducted at CollPlant. We are particularly excited about the potential of our program for 3D bioprinted breast implants, which harness the potential to transform the field of breast reconstruction and augmentation.”

“We recently established a platform for collaboration with 3D Systems in the field of 3D bioprinting to jointly address the need for a comprehensive solution to produce tissues and scaffolds for regenerative medicine applications,” Mr. Tal concluded.

Full Year 2020 and Recent Highlights

rhCollagen Platform Technology Highlights

●	Entered strategic agreement potentially worth $103 million plus royalties and transfer pricing with Allergan Aesthetics, an AbbVie company, for rhCollagen in the use of dermal and soft tissue filler products. Received $14 million upfront.

●	Development of proprietary rhCollagen-based regenerative breast implants designed to gradually degrade and be replaced by newly grown natural breast tissue, and conducting preclinical study.

●	Developing photocurable dermal/soft tissue filler formulation based on rhCollagen for the medical aesthetics market.

●	Entered product manufacturing and supply agreement with STEMCELL Technologies, Canada’s largest privately owned biotechnology company, for rhCollagen to be included in cell culture kits sold to scientists worldwide working in the stem cell, immunology, cancer, regenerative medicine, and cellular therapy research fields.

●	Joined forces with 3D Systems to facilitate the development of 3D bioprinted tissues and scaffolds for regenerative medicine applications.

●	Signed distribution agreements for Vergenix™ Flowable Gel product in Commonwealth of Independent States (CIS) countries: Belarus, Kazakhstan, Georgia, Azerbaijan, Armenia, Uzbekistan, and secured first substantial orders totaling hundreds of thousands of U.S. dollars.

●	Licensing agreement terminated between CollPlant and United Therapeutics for bioprinting of scaffolds for lung transplants.

Corporate Highlights

●	Raised $39.45 million through a combination of $4.45 million in a private placement in February 2020 and a registered direct offering of $35 million in February 2021.

●	Appointed Roger Pomerantz, M.D., F.A.C.P., a well-respected life science industry expert and leader as Chairman of CollPlant’s Board of Directors.

●	$49 million cash reserves including $14 million received from AbbVie as of March 2021.

Financial Highlights for the Full Year Ended December 31, 2020:

●	CollPlant reported revenues of $6.1 million for the full year 2020, a 165% increase or $3.8 million compared to $2.3 million in the year 2019. The increase was primarily related to revenue recognized with respect to the kidney option exercised under the United license agreement.

●	Revenues from BioInk and sales of goods increased by 9% to $2.5 million in 2020, from $2.3 million in 2019.

●	Operating loss for the year 2020 was $5.6 million, a decrease of 36% compared to $7.6 million in the year 2019.

●	Comprehensive loss for the year 2020 was $5.8 million, or $0.84 per share on a GAAP basis, or adjusted comprehensive loss of $3.9 million or $0.57 per share, on a non-GAAP basis. The year 2020 was negatively impacted by an accretion of a $1.9 million non-cash charges relating to the change in value of financial instruments, share based compensation and in operating lease accounts.

●	The Company ended the year 2020 with $3.3 million in cash and cash equivalents. In addition, in February 2021, the Company raised $35 million against issuance of shares at $17.50 price per share and received $14 million upfront from AbbVie.

Year ended December 31, 2020 Financial Results on US GAAP basis (“GAAP”)

Revenues for the year ended December 31, 2020 increased by 165% to $6.1 million, compared to $2.3 million in the year ended December 31, 2019. Revenue in 2020 included $3.6 million revenue from the kidney option exercised under the licensing agreement with United Therapeutics Corporation. Excluding the licensing option payment, revenue from sale of BioInk and goods and services increased in 2020 by $200,000, in comparison with 2019.

Total operating costs and expenses for the year ended December 31, 2020 increased by 7% to $8.7 million, compared to $8.1 million in the year ended December 31, 2019. Operating loss for the year 2020 was $5.6 million, a decrease of 26% compared to an operating loss of $7.6 million in 2019. The decrease is mainly derived from revenues from licensing in the amount of $3.6 million received in 2020 offset by an increase in operating costs and expenses including $600,000 in share-based compensation expenses and $360,000 in salaries and insurance policy costs.

Financial expense, net for the year 2020 was $175,000 compared to financial expense, net of $3.5 million in the year 2019. The decrease of approximately $3.3 million is mainly due to a decrease in non-cash re-evaluation expenses of $3.3 million of CollPlant’s warrants and the anti-dilution derivatives.

Comprehensive loss for the year ended December 31, 2020 was $5.8 million, or $0.84 per share, compared to a comprehensive loss of $11.2 million, or $2.23 per share, for the year ended December 31, 2019. The decrease is mainly due to (1) $3.8 million increase in revenues and non-cash re-evaluation expenses of $3.3 million, of CollPlant’s warrants and the anti-dilution derivatives offset by a $700,000 increase in operating expenses ..

Cash used in operating activities during the year ended December 31, 2020, was $4.4 million compared to $5.7 million in the year ended December 31, 2019. The decrease is mainly attributed to a decrease in net loss including the $3.8 million increase in revenues.

Cash used in investing activities during the year ended December 31, 2020, was $519,000 compared to $1.5 million in the year ended December 31, 2019. The decrease is mainly attributed to the establishment in 2019 of CollPlant’s new R&D center and headquarters and investment in its production facility.

Cash provided by financing activities during the year 2020, was $4.5 million compared to $5.4 million in the year ended December 31, 2019. In both years, 2020 and 2019, the Company raised funds from investors via private placements in return for issuance of its securities.

Year ended 2020 Financial Results on Non-GAAP Basis

On a non-GAAP basis, the operating costs and expenses for the year 2020 increased by 6% from $6.8 million, compared to $6.6 million for the year 2019. The comprehensive loss for the year ended December 31, 2020 was $3.9 million, or $0.57 per share, compared to $6.4 million, or $1.29 per share, for the year ended December 31, 2019. Non-GAAP measures exclude certain non-cash expenses.

The table on page 12 includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash net expense in the amount of $1.9 million, mainly with respect to share-based compensation expenses.

Use of Non-GAAP Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the share purchase agreement, change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 12 in this press release. This accompanying table on page 12 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the year ended December 31, 2020 are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2020 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine. CollPlant recently entered a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information, visit http://www.collplant.com.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & Chief Financial Officer
Tel: + 972-73-2325600
Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$3,333	$3,791
Restricted deposit	12	12
Trade receivables	830	79
Other accounts receivable and prepaid expenses	239	270
Inventory	1,262	888
Total current assets	5,676	5,040
Non-current assets:
Restricted deposit	181	168
Operating lease right-of-use assets	2,796	3,215
Property and equipment, net	2,106	2,329
Intangible assets	82	-
Total non-current assets	5,165	5,712
Total assets	$10,841	$10,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	December 31,
	2020	2019
Liabilities and shareholders’ equity
Current liabilities:
Current maturity of loan	$-	$24
Trade payables	798	833
Operating lease liabilities	440	455
Deferred revenues	207	942
Accrued liabilities and other	1,943	1,203
Total current liabilities	3,388	3,457
Non-current liabilities:
Derivatives liability	28	68
Operating lease liabilities	2,948	3,139
Total non-current liabilities	2,976	3,207
Total liabilities	6,364	6,664

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of December 31, 2020 and December 31, 2019; issued and outstanding: 6,963,838 and 5,670,829 ordinary shares as of December 31, 2020 and December 31, 2019, respectively	2,933	2,368
Additional paid in capital and warrants	75,547	69,949
Currency translation differences	(969)	(969)
Accumulated deficit	(73,034)	(67,260)
Total shareholders’ equity	4,477	4,088
Total liabilities and shareholders’ equity	$10,841	$10,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2020	2019	2018
Revenues	$6,137	$2,318	$5,014
Cost of revenues	3,002	1,879	1,659
Gross Profit	3,135	439	3,355

Operating expenses:
Research and development, net	4,065	4,414	3,877
General, administrative and marketing	4,669	3,656	3,723
Total operating loss	5,599	7,631	4,245
Financial expenses	34	3,303	2,180
Financial income	40	-	-
Exchange differences	181	230	(176)
Financial expenses, net	175	3,533	2,004
Loss for the period	$5,774	$11,164	$6,249
Other comprehensive loss:
Currency translation differences	-	-	(557)
Total comprehensive loss for the period	5,774	11,164	6,806
Basic and diluted loss per ordinary share	0.84	2.23	1.43
Weighted average number of shares outstanding used in computation of basic and diluted loss per share	6,886,955	4,986,381	4,384,585

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	$(4,451)	$(5,703)	$(1,217)
Net cash used in operating activities	(4,451)	(5,703)	(1,217)
Cash flows from investing activities:
Purchase of intangible assets	(82)	-	-
Purchase of property and equipment	(437)	(1,491)	(832)
Proceeds from sale of property and equipment	-	30	-
Net cash used in investing activities	(519)	(1,461)	(832)
Cash flows from financing activities:
Proceeds from issuance of shares, warrants and debentures, less issuance expenses	4,400	5,440	2,777
Exercise of options into shares	89	7	-
Loan received	-	-	58
Loan repaid	(24)	(20)	(12)
Payments made for equipment on financing terms	-	(17)	(70)
Net cash provided by financing activities	4,465	5,410	2,753
Increase (Decrease) in cash and cash equivalents and restricted deposits	(505)	(1,754	704
Cash and cash equivalents and restricted deposits at the beginning of the year	3,971	5,663	5,284
Exchange differences on cash and cash equivalents and restricted deposits	60	(62)	(325)
Cash and cash equivalents and restricted deposits at the end of the year	$3,526	$3,971	$5,663

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2020	2019	2018
Appendix to the statement of cash flows
A. Net cash used in operations:
Loss	$(5,774)	$(11,164)	$(6,249)
Adjustments for:
Depreciation and amortization	660	539	342
Share-based compensation to employees and consultants	1,674	1,125	1,434
Exchange differences on cash and cash equivalents	(60)	(62)	(184)
Financial expenses (income) related to financial instruments	(40)	3,230	2,293
Net change of operating lease accounts	213	382	-
	(3,327)	(5,950)	(2,364)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(751)	437	(439)
Increase in inventory	(374)	(74)	(653)
Decrease in other receivables	31	35	220
Increase (decrease) in trade payables	(35)	228	(112)
Increase in accrued liabilities and other payables	740	629	99
Increase (decrease) in deferred revenues (including long term deferred revenues)	(735)	(1,008)	2,032
	(1,124)	247	(1,147)
Net cash used in operations	$(4,451)	$(5,703)	$(1,217)
B. Supplementary information on investing and financing activities not involving cash flows:
Conversion of debentures to pre-paid warrants	-	-	3,267
Conversion of pre-paid warrants to ordinary shares	355	22	68
Obtaining right of use assets in exchange for a lease liability	23	97	-
Exercise of anti-dilution derivatives	-	2,024	-
Classification of warrants from liabilities to equity, net	-	1,335	-

C. Reconciliation of Cash, cash equivalents and restricted cash at the end of the year

Cash and cash equivalents	3,333	3,791	5,354
Restricted deposits (including long term)	193	180	154
Total cash and cash equivalents and restricted deposits	$3,526	$3,971	$5,663

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Year ended December 31,
	2020	2019
	USD in thousands

GAAP gross profit	$3,135	$439

GAAP operating costs and expenses:	8,734	8,070

Change of operating lease accounts	(213)	(382)

Share-based compensation to employees, directors and consultants	(1,674)	(1,125)
Non-GAAP operating costs and expenses:	6,847	6,563

GAAP operating loss	5,599	7,631

Non-GAAP operating loss	3,712	6,124

GAAP Comprehensive loss	5,774	11,164

Change in fair value of financial instruments	40	(3,230)
Change of operating lease accounts	(213)	(382)

Share-based compensation to employees, directors and consultants	(1,674)	(1,125)
Non-GAAP Comprehensive loss	$3,927	$6,427
GAAP Basic and diluted loss per ordinary share	$0.84	$2.23
Non-GAAP Basic and diluted loss per ordinary share	$0.57	$1.29